UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
”VIMPEL-COMMUNICATIONS”
(Registrant)

Date: May 6, 2005	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

Open Joint Stock Company “Vimpel-Communications”

NOTICE OF THE 2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

BASED ON 2004 RESULTS

June 22, 2005

18:00 (Moscow time)

10, Ulitsa 8 Marta, Building 14

Moscow, Russian Federation

OJSC <VimpelCom> 10 Ulitsa 8 Marta, Bldg. 14 Moscow 127083, Russia	Telephone +7 (095) 725 0700	Fax +7 (095) 725 0700

May 6, 2005

Dear Shareholder,

We are delighted to announce the convocation of the 2005 Annual General Meeting based upon the 2004 results (“AGM”) together with the full agenda for the meeting.

In addition to the approval of our 2004 Annual Report, the election of our Board of Directors and other issues typically included in our AGM agenda, we are also seeking shareholder approval for the mergers of VimpelCom and several of our licensed subsidiaries (see Items 8 through 14 on the Agenda). As you know, we have been actively engaged in a process of merging our licensed subsidiaries into VimpelCom in an effort to streamline our operations and reduce administrative and other expenses associated with a holding company structure. In the past two years, you have approved the merger of OJSC “VimpelCom-Region” (which held several of our super-regional GSM licenses) into VimpelCom, which was consummated on November 26, 2004, and the merger of OJSC “KB Impuls” (which holds our GSM license for the Moscow license area) into VimpelCom, which we expect to consummate in 2005.

At this year’s shareholders meeting, we are requesting your approval of the mergers of each of the following licensed subsidiaries into VimpelCom:

Name of Entity	Percentage owned by VIP	Licenses Held
CJSC “Extel”	100%	GSM 900 license for Kaliningrad Region

CJSC “Sotovaya Company”	98%*	DAMPS 800 license for Novosibirsk Region

CJSC “StavTeleSot”	100%	GSM 900/1800 license for Stavropolsky Region

CJSC “Vostok-Zapad Telecom”	100%	GSM 1800 license for the Urals Super Region and GSM 900/1800 for 7 territories in Urals Super Region

OJSC “Orensot”	98.8%	GSM 900/1800 and DAMPS 800 licenses for Orenburg Region

OJSC “Beeline-Samara”	100%	GSM 1800 and DAMPS 800 licenses for Samara Region

OJSC “Dal Telecom International”	100%	GSM 1800 licenses for Khabarovsky Region, Amursky Region, Kamchatsky Region in Far-East Super Region

*	The remaining 2% is owned by our wholly-owned subsidiary OJSC “KB Impuls”.

Following each of these mergers, the licenses, frequencies and other permissions held by the merging entities should be re-issued to VimpelCom.

Our board has unanimously voted to recommend that our shareholders approve these mergers. Accordingly, we are urging all our public shareholders to vote and support these transactions.

Alexander Izosimov CEO and General Director	Jo Lunder Chairman of the Board

Open Joint Stock Company “Vimpel-Communications”, 10 Ulitsa 8 Marta, Building 14, Moscow 127083,

Russian Federation

To the shareholders

of Open Joint Stock Company

“Vimpel-Communications”

NOTICE ON THE CONVOCATION

OF THE 2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Based on 2004 Results

May 6, 2005

Dear Shareholder:

It is a pleasure to invite you to the 2005 Annual General Meeting of Shareholders based on 2004 results (“AGM”) of the Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”). Pursuant to Protocol No. 3 of the Board of Directors of VimpelCom (the “Board”) dated April 22, 2005, the AGM will be held on Wednesday, June 22, 2005, at 18:00 (Moscow time) at the following address: 10, Ulitsa 8 Marta, Building 14, Moscow, Russian Federation. The AGM shall be held in the form of a meeting (with voting ballots). The registration start time is 17:00 at the same address. Shareholders may report breaches of the registration procedure to the CEO and General Director of the Company. Shareholders of record as of the close of the Company’s registrar’s business (Moscow time) on May 3, 2005 (the “Shareholders”) shall be eligible to participate in and vote at the AGM.

The Agenda of the Meeting is as follows:

1.	Approval of the 2004 VimpelCom Annual Report;

2.	Approval of VimpelCom’s accounting statements, including Profit and Loss Statement for 2004 (prepared in accordance with Russian statutory accounting principles) (for key figures from these financials, see Attachment 1);

3.	Allocation of profits and losses resulting from 2004 operations including non-payment of dividends to holders of common registered shares and payment of dividends to holders of preferred registered shares of type A;

4.	Election of the Board of Directors (information about the candidates is provided in Attachment 2);

5.	Approval of the amended and restated Procedural Regulations of the Board of Directors (see Attachment 3);

6.	Election of the Audit Commission (information about the candidates is provided in Attachment 4);

7.	Approval of external auditors;

8.	Approval of reorganization of VimpelCom through statutory merger of CJSC “Extel” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “Extel”;

9.	Approval of reorganization of VimpelCom through statutory merger of CJSC “Sotovaya Company” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “Sotovaya Company”;

10.	Approval of reorganization of VimpelCom through statutory merger of CJSC “StavTeleSot” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “StavTeleSot”;

11.	Approval of reorganization of VimpelCom through statutory merger of CJSC “Vostok-Zapad Telecom” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “Vostok-Zapad Telecom”;

12.	Approval of reorganization of VimpelCom through statutory merger of OJSC “Orensot” into VimpelCom and of the Merger Agreement between VimpelCom and OJSC “Orensot”;

13.	Approval of reorganization of VimpelCom through statutory merger of OJSC “Beeline-Samara” into VimpelCom and of the Merger Agreement between VimpelCom and OJSC “Beeline-Samara”; and

14.	Approval of reorganization of VimpelCom through statutory merger of OJSC “Dal Telecom International” into VimpelCom and of the Merger Agreement between VimpelCom and OJSC “Dal Telecom International”.

In preparation for the AGM, the following materials are being sent to our Shareholders along with this Notice (which includes information regarding the issues on the Agenda): (i) key figures derived from the accounting balance and profit and loss statement of VimpelCom prepared for 2004 in accordance with Russian statutory accounting principles (Attachment 1); (ii) information on the candidates to the Board of Directors (Attachment 2); (iii) Amended and Restated Procedural Regulations of the Board of Directors (Attachment 3); (iv) information on the candidates to the Audit Commission (Attachment 4), (v) the basis for the conditions and procedure of mergers of CJSC “Extel” (“Extel”), CJSC “Sotovaya Company” (“Sotovaya Company”), CJSC “StavTeleSot” (“StavTeleSot”), CJSC “Vostok-Zapad Telecom” (“VZT”), OJSC “Orensot” (“Orensot”), OJSC “Beeline-Samara” (“BL Samara”), and OJSC “Dal Telecom International” (“DTI”) (the “Merging Companies”) into VimpelCom (Attachment 5); (vi) the sample form of the Merger Agreements to be entered by and between VimpelCom and each of the Merging Companies (Attachment 6); and (vii) terms regarding your right to request redemption (Attachment 7).

In addition, the following materials shall be made available to the Shareholders at the offices of the CEO and General Director of the Company located at 10, Ulitsa 8 Marta, Building 14, Moscow, Russian Federation (tel. 7-095-910-5919), Monday through Friday, from 9:30 until 18:00 (Moscow time) from May 20 through June 22, 2005 or at the AGM:

1.	Annual report of the Company for 2004 prepared in accordance with Russian law;

2.	The conclusions of the Company’s Audit Commission on authenticity of the information set forth in the Annual report of the Company for 2004;

3.	VimpelCom’s 2004 audited accounting statements, including profit and loss statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza, LLC, a Russian licensed auditor;

4.	The conclusions of the Company’s Audit Commission and Rosexpertiza, LLC based on the results of their review of the Company’s 2004 accounting statements (prepared in accordance with Russian statutory accounting principles);

5.	Recommendations of the Company’s Board on distribution of profits and losses as well as on the amount of dividends and the procedure of payment of dividends based on the results of the fiscal year;

6.	Written consents of the nominees to the Company’s Board of Directors;

7.	Written consents of the nominees to the Company’s Audit Commission;

8.	Reports of independent appraiser on the market values of the Company’s common registered shares and type A registered preferred shares, which can be redeemed from Shareholders who vote against the reorganization of VimpelCom through statutory merger of any of the Merging Companies into VimpelCom under Items 8-14 on the agenda or did not participate in the voting on any such issue;

9.	Merger Agreements to be entered by and between VimpelCom and each of the Merging Companies (the “Merger Agreements”);

10.	Transfer acts relating to property, rights and obligations of each of the Merging Companies as of December 31, 2004 to be transferred to VimpelCom as a result of each of the Mergers, which will be attached to each of the Merger Agreements as Exhibit 1;

11.	The Company’s annual reports for 2002 and 2003 and annual reports of each of the Merging Companies for 2002, 2003 and 2004 prepared in accordance with Russian law;

12.	The Company’s accounting statements as of December 31, 2002 and 2003 and accounting statements of each of the Merging Companies as of December 31, 2002, 2003 and 2004 prepared in accordance with Russian accounting principles; the Company’s accounting statements and accounting statements of each of the Merging Companies for the first quarter of 2005;

13.	Calculations of the Company’s net assets prepared in accordance with Russian accounting standards as of March 31, 2005;

14.	An extract from Board Protocol No. 3 dated April 22, 2005 approving the market values of common registered shares and preferred registered shares of type A of the Company based on the market values determined by an independent appraiser for determining the prices for redemption of such shares; and

15.	Amendments to the Charter (Exhibit 2 to each of the Merger Agreements between VimpelCom and each of the Merging Companies).

The Company will send its annual report containing its U.S. GAAP financials under a separate mailing to its Shareholders prior to the AGM and will make such annual report available on its web site at http://www.vimpelcom.com.

Set forth below is a description of each issue on which shareholder approval is sought. The Board unanimously recommends that the Shareholders vote in favor of each item on the Agenda.

* * * * * * * * * *

ITEM 1. APPROVAL OF THE 2004 VIMPELCOM ANNUAL REPORT

Text of the Proposed Decision: “To approve the 2004 VimpelCom Annual Report.”

Explanatory Information:

•	In accordance with Russian law and VimpelCom’s Charter, the annual report of a joint stock company is to be approved at the AGM.

•	The annual report was preliminarily reviewed by the Company’s Audit Commission, approved by the Board (Protocol No. 3 dated April 22, 2005) and has been submitted for the review and approval of the Shareholders at the AGM. Copies of the annual report prepared in accordance with Russian law are available at the offices of the CEO and General Director of the Company at the address included above.

Shareholder Approval Required: This Item 1 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 2. APPROVAL OF VIMPELCOM’S ACCOUNTING STATEMENTS, INCLUDING PROFIT AND LOSS STATEMENT FOR 2004 (PREPARED IN ACCORDANCE WITH RUSSIAN STATUTORY ACCOUNTING PRINCIPLES)

Text of the Proposed Decision: “To approve VimpelCom’s 2004 accounting statements, including profit and loss statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza, LLC.”

Explanatory Information:

•	VimpelCom, as a legal entity registered under the laws of the Russian Federation, must maintain its accounts in accordance with Russian law and Russian statutory accounting principles. The annual accounting statements of VimpelCom, including its profit and loss statement (i.e., report on financial results), prepared in accordance with Russian statutory accounting principles, are subject to the approval of the AGM. In 2004, these accounting statements were audited by Rosexpertiza, LLC, a licensed Russian auditor.

•	VimpelCom also prepares its accounts in accordance with U.S. GAAP to assist its Shareholders in familiarizing themselves with the Company’s financial condition. The U.S. GAAP balance sheet and certain financial indicators of VimpelCom, which were audited by Ernst & Young (CIS) Ltd., are included in the Company’s annual report which will be posted on the Company’s web site http://www.vimpelcom.com and will be sent to the shareholders under a separate mailing.

•	Russian statutory accounting principles and U.S. GAAP differ. Therefore it is inevitable that there will be certain differences in the figures presented by these two different accounting methods. Set forth in Attachment 1 are the key figures in Russian rubles derived from the accounting balance and profit and loss statement of VimpelCom prepared for 2004 in accordance with Russian statutory accounting principles. Copies of the complete financial statements are available at the offices of the CEO and General Director of the Company.

Shareholder Approval Required: This Item 2 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 3. ALLOCATION OF PROFITS AND LOSSES RESULTING FROM 2004 OPERATIONS INCLUDING NON-PAYMENT OF DIVIDENDS TO HOLDERS OF COMMON REGISTERED SHARES AND PAYMENT OF DIVIDENDS TO HOLDERS OF PREFERRED REGISTERED SHARES OF TYPE A

Text of the Proposed Decision: “To not pay annual dividends to holders of common registered shares based on 2004 results; to pay annual dividends to holders of preferred registered shares of Type A based on 2004 results in the amount of 0.1 kopeck per share within 60 days from the date of the adoption of this decision; and to invest the remaining profits resulting from 2004 operating results into the business.”

Explanatory Information:

•	VimpelCom’s Board has recommended that the Shareholders adopt a decision not to pay dividends on common registered shares based on 2004 results and to invest its profits into the business.

•	VimpelCom’s Board has recommended that the Shareholders adopt a decision to pay dividends on preferred registered shares of type A (based on 2004 results), as provided in the Charter, in the amount of 0.1 kopeck per share (in the aggregate, approximately US$232 based upon the exchange rate on April 22, 2005) (Protocol No. 3 of the Board, dated April 22, 2005). According to the recommendation of the Board the declared dividends shall be paid within 60 days from the date of the adoption of this decision.

•	The Board believes that the best use of the Company’s resources at this time would be to continue investing in the business and therefore has recommended to Shareholders to approve investing remaining profits resulting from 2004 operating results into the business.

Shareholder Approval Required: This Item 3 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 4. ELECTION OF THE BOARD OF DIRECTORS

Text of the Proposed Decision: “To elect the following members to the Board of Directors:                                 .”

Explanatory Information:

•	The Board consists of nine directors. Members of the Board are elected for one-year terms, which will expire at the annual general meeting of shareholders to be held in 2006, unless the Board in its entirety is terminated prior to the expiration of its term upon a decision of the Company’s shareholders.

•	In accordance with Russian law and the Charter, the following candidates have been nominated for election to the Board: Mikhail M. Fridman, Arve Johansen, Pavel V. Kulikov, Jo Lunder, Alexey M. Reznikovich, Alex Sozonoff, Terje Thon, Henrik Torgersen, Natalia Tsukanova, Peter Watson, David J. Haines and Fridtjof Rusten. Each of these candidates has consented, in writing, to his/her nomination to the Board of Directors. Information about the candidates for election to the Board is attached to this notice (Attachment 2).

Shareholder Approval Required: The election of the Board is conducted by cumulative voting, which allows proportionate representation of Shareholders on the Board. Each Shareholder should multiply the number of voting shares that it holds by 9 (the number of directors to be elected to the Board out of 12 nominated candidates) and either allocate all of these votes to one nominee or distribute this total number of votes among 2 or more of the nominees proposed to be elected to the Board. Each Shareholder should vote on this Item 4 by writing the number of votes allocated to each of the nominees selected by him in the appropriate box on the ballot enclosed herewith, provided that the sum of votes given to the nominees selected by the Shareholder may not exceed the total number of votes at such Shareholder’s disposal on this Item 4. A fractional portion of a vote that resulted from multiplying the number of votes held by a holder of a fractional share by the number of persons to be elected to the Board may be cast for one candidate only.

ITEM 5. APPROVAL OF THE AMENDED AND RESTATED PROCEDURAL REGULATIONS OF THE BOARD OF DIRECTORS

Text of the Proposed Decision: “To approve the amended and restated Procedural Regulations of the Board of Directors.”

Explanatory Information:

•	The Procedural Regulations of the Board provide a more detailed description of the procedure for the Board to approve certain matters, including the annual budget and business plan, matters relating to off-shore subsidiaries and subsidiaries which hold telecommunications licenses and matters relating to the Company’s policy on determining its subscriber figures. The Procedural Regulations are proposed to be amended following the merger of OJSC “VimpelCom-Region” into VimpelCom, which was completed in the fourth quarter of 2004. The proposed amended and restated Procedural Regulations of the Board of Directors are attached to this Notice (Attachment 3).

Shareholder Approval Required: This Item 5 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 6. ELECTION OF THE AUDIT COMMISSION

Text of the Proposed Decision: “To elect the following individuals to the Audit Commission: Alexander Gersh, Halvor Bru and Nigel Robinson.”

Explanatory Information:

•	In accordance with Russian law and the Charter, the following candidates were nominated for election to the Audit Commission: Alexander Gersh, Halvor Bru and Nigel Robinson. Each of these candidates has consented, in writing, to his nomination to the Audit Commission. Information about the candidates for election to the Audit Commission is attached to this notice (Attachment 4).

Shareholder Approval Required: This Item 6 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM. The CEO and General Director of the Company and members of the Board of VimpelCom who are Shareholders of the Company are not eligible to vote on this issue.

ITEM 7. APPROVAL OF EXTERNAL AUDITORS.

Text of the Proposed Decision: “To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company’s U.S. GAAP accounts and the firm Rosexpertiza, LLC as the auditor of the Company’s accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2005 results.”

Explanatory Information:

•	In accordance with Russian law, the review of the financial activities of a joint stock company is to be conducted by external auditors as well as the Audit Commission.

•	VimpelCom maintains its accounts in accordance with Russian statutory accounting principles (its country of registration), as well as in accordance with U.S. GAAP. As a result, the Board has recommended that the Shareholders approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company’s U.S. GAAP accounts and the Russian licensed firm Rosexpertiza, LLC as the auditor of the Company’s accounts prepared in accordance with Russian statutory accounting principles.

Shareholder Approval Required: This Item 7 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 8. APPROVAL OF REORGANIZATION OF VIMPELCOM THROUGH STATUTORY MERGER OF CJSC “EXTEL” INTO VIMPELCOM AND OF THE MERGER AGREEMENT BETWEEN VIMPELCOM AND CJSC “EXTEL”

Text of the Proposed Decision: “To approve the reorganization of VimpelCom through the statutory merger of CJSC “Extel” into VimpelCom and to approve the Merger Agreement between VimpelCom and CJSC “Extel”.”

Explanatory Information:

Description of the Merger: It is proposed to merge Extel, VimpelCom’s wholly-owned subsidiary, into VimpelCom, with VimpelCom being the surviving entity. Extel will cease to exist and VimpelCom will become the legal successor to all rights and obligations of Extel. For a description of the basis and procedure of the Merger, please see Attachment 5 hereto.

Redemption Right: In accordance with Russian law, if this Item 8 is approved by Shareholders and you either (i) did not participate in the voting on this Item 8, or (ii) voted against this Item 8, you will be entitled to demand that we redeem all or part of your shares of voting stock or ADSs, subject to certain limitations imposed on us under Russian law. Please refer to Attachment 7 for a description of your redemption rights.

Shareholder Approval Required: This Item 8 requires the approval of Shareholders owning at least 75% of the voting shares represented at the AGM.

ITEM 9. APPROVAL OF REORGANIZATION OF VIMPELCOM THROUGH STATUTORY MERGER OF CJSC “SOTOVAYA COMPANY” INTO VIMPELCOM AND OF THE MERGER AGREEMENT BETWEEN VIMPELCOM AND CJSC “SOTOVAYA COMPANY”

Text of the Proposed Decision: “To approve the reorganization of VimpelCom through the statutory merger of CJSC “Sotovaya Company” into VimpelCom and to approve the Merger Agreement between VimpelCom and CJSC “Sotovaya Company”.”

Explanatory Information:

Description of the Merger: It is proposed to merge Sotovaya Company, VimpelCom’s subsidiary, into VimpelCom, with VimpelCom being the surviving entity. Sotovaya Company will cease to exist and VimpelCom will become the legal successor to all rights and obligations of Sotovaya Company. For a description of the basis and procedure of the Merger, please see Attachment 5 hereto.

Redemption Right: In accordance with Russian law, if this Item 9 is approved by Shareholders and you either (i) did not participate in the voting on this Item 9, or (ii) voted against this Item 9, you will be entitled to demand that we redeem all or part of your shares of voting stock or ADSs, subject to certain limitations imposed on us under Russian law. Please refer to Attachment 7 for a description of your redemption rights.

Shareholder Approval Required: This Item 9 requires the approval of Shareholders owning at least 75% of the voting shares represented at the AGM.

ITEM 10. APPROVAL OF REORGANIZATION OF VIMPELCOM THROUGH STATUTORY MERGER OF CJSC “STAVTELESOT” INTO VIMPELCOM AND OF THE MERGER AGREEMENT BETWEEN VIMPELCOM AND CJSC “STAVTELESOT”

Text of the Proposed Decision: “To approve the reorganization of VimpelCom through the statutory merger of CJSC “StavTeleSot” into VimpelCom and to approve the Merger Agreement between VimpelCom and CJSC “StavTeleSot”.”

Explanatory Information:

Description of the Merger: It is proposed to merge StavTeleSot, VimpelCom’s wholly-owned subsidiary, into VimpelCom, with VimpelCom being the surviving entity. StavTeleSot will cease to exist and VimpelCom will become the legal successor to all rights and obligations of StavTeleSot. For a description of the basis and procedure of the Merger, please see Attachment 5 hereto.

Redemption Right: In accordance with Russian law, if this Item 10 is approved by Shareholders and you either (i) did not participate in the voting on this Item 10, or (ii) voted against this Item 10, you will be entitled to demand that we redeem all or part of your shares of voting stock or ADSs, subject to certain limitations imposed on us under Russian law. Please refer to Attachment 7 for a description of your redemption rights.

Shareholder Approval Required: This Item 10 requires the approval of Shareholders owning at least 75% of the voting shares represented at the AGM.

ITEM 11. APPROVAL OF REORGANIZATION OF VIMPELCOM THROUGH STATUTORY MERGER OF CJSC “VOSTOK-ZAPAD TELECOM” INTO VIMPELCOM AND OF THE MERGER AGREEMENT BETWEEN VIMPELCOM AND CJSC “VOSTOK-ZAPAD TELECOM”

Text of the Proposed Decision: “To approve the reorganization of VimpelCom through the statutory merger of CJSC “Vostok-Zapad Telecom” into VimpelCom and to approve the Merger Agreement between VimpelCom and CJSC “Vostok-Zapad Telecom”.”

Explanatory Information:

Description of the Merger: It is proposed to merge VZT, VimpelCom’s wholly-owned subsidiary, into VimpelCom, with VimpelCom being the surviving entity. VZT will cease to exist and VimpelCom will become the legal successor to all rights and obligations of VZT. For a description of the basis and procedure of the Merger, please see Attachment 5 hereto.

Redemption Right: In accordance with Russian law, if this Item 11 is approved by Shareholders and you either (i) did not participate in the voting on this Item 11, or (ii) voted against this Item 11, you will be entitled to demand that we redeem all or part of your shares of voting stock or ADSs, subject to certain limitations imposed on us under Russian law. Please refer to Attachment 7 for a description of your redemption rights.

Shareholder Approval Required: This Item 11 requires the approval of Shareholders owning at least 75% of the voting shares represented at the AGM.

ITEM 12. APPROVAL OF REORGANIZATION OF VIMPELCOM THROUGH STATUTORY MERGER OF OJSC “ORENSOT” INTO VIMPELCOM AND OF THE MERGER AGREEMENT BETWEEN VIMPELCOM AND OJSC “ORENSOT”

Text of the Proposed Decision: “To approve the reorganization of VimpelCom through the statutory merger of OJSC “Orensot” into VimpelCom and to approve the Merger Agreement between VimpelCom and OJSC “Orensot”.”

Explanatory Information:

Description of the Merger: It is proposed to merge Orensot, VimpelCom’s subsidiary, into VimpelCom, with VimpelCom being the surviving entity. Orensot will cease to exist and VimpelCom will become the legal successor to all rights and obligations of Orensot. For a description of the basis and procedure of the Merger, please see Attachment 5 hereto.

Redemption Right: In accordance with Russian law, if this Item 12 is approved by Shareholders and you either (i) did not participate in the voting on this Item 12, or (ii) voted against this Item 12, you will be entitled to demand that we redeem all or part of your shares of voting stock or ADSs, subject to certain limitations imposed on us under Russian law. Please refer to Attachment 7 for a description of your redemption rights.

Shareholder Approval Required: This Item 12 requires the approval of Shareholders owning at least 75% of the voting shares represented at the AGM.

ITEM 13. APPROVAL OF REORGANIZATION OF VIMPELCOM THROUGH STATUTORY MERGER OF OJSC “BEELINE-SAMARA” INTO VIMPELCOM AND OF THE MERGER AGREEMENT BETWEEN VIMPELCOM AND OJSC “BEELINE-SAMARA”

Text of the Proposed Decision: “To approve the reorganization of VimpelCom through the statutory merger of OJSC “Beeline-Samara” into VimpelCom and to approve the Merger Agreement between VimpelCom and OJSC “Beeline-Samara”.”

Explanatory Information:

Description of the Merger: It is proposed to merge BL Samara, VimpelCom’s wholly-owned subsidiary, into VimpelCom, with VimpelCom being the surviving entity. BL Samara will cease to exist and VimpelCom will become the legal successor to all rights and obligations of BL Samara. For a description of the basis and procedure of the Merger, please see Attachment 5 hereto.

Redemption Right: In accordance with Russian law, if this Item 13 is approved by Shareholders and you either (i) did not participate in the voting on this Item 13, or (ii) voted against this Item 13, you will be entitled to demand that we redeem all or part of your shares of voting stock or ADSs, subject to certain limitations imposed on us under Russian law. Please refer to Attachment 7 for a description of your redemption rights.

Shareholder Approval Required: This Item 13 requires the approval of Shareholders owning at least 75% of the voting shares represented at the AGM.

ITEM 14. APPROVAL OF REORGANIZATION OF VIMPELCOM THROUGH STATUTORY MERGER OF OJSC “DAL TELECOM INTERNATIONAL” INTO VIMPELCOM AND OF THE MERGER AGREEMENT BETWEEN VIMPELCOM AND OJSC “DAL TELECOM INTERNATIONAL”

Text of the Proposed Decision: “To approve the reorganization of VimpelCom through the statutory merger of OJSC “Dal Telecom International” into VimpelCom and to approve the Merger Agreement between VimpelCom and OJSC “Dal Telecom International”.”

Explanatory Information:

Description of the Merger: It is proposed to merge DTI, VimpelCom’s wholly-owned subsidiary, into VimpelCom, with VimpelCom being the surviving entity. DTI will cease to exist and VimpelCom will become the legal successor to all rights and obligations of DTI. For a description of the basis and procedure of the Merger, please see Attachment 5 hereto.

Redemption Right: In accordance with Russian law, if this Item 14 is approved by Shareholders and you either (i) did not participate in the voting on this Item 14, or (ii) voted against this Item 14, you will be entitled to demand that we redeem all or part of your shares of voting stock or ADSs, subject to certain limitations imposed on us under Russian law. Please refer to Attachment 7 for a description of your redemption rights.

Shareholder Approval Required: This Item 14 requires the approval of Shareholders owning at least 75% of the voting shares represented at the AGM.

* * * * * * * * * *

As noted above, the Board recommends that the Shareholders vote in favor of all of the items on the Agenda.

Please complete the enclosed original ballot as follows:

1.	With respect to all items (except Item 4), place any sign (e.g., cross, checkmark) in the corresponding box of the enclosed ballot following the requirements set forth in the ballot. In order for items to be approved, the specified percentage of votes of holders represented at the AGM and eligible to vote is required. Accordingly, an abstention by a shareholder which submits its ballot may impede adoption of the decisions.

2.	With respect to Item 4 (Election of the Board), cumulative voting is used. Please see the explanation on the completion of the ballot on this item in the explanatory information to Item 4 above.

3.	Your ballot must be signed by you as a shareholder of VimpelCom with indication of the date.

4.	Either (a) bring your ballot to the AGM on June 22, 2005 or (b) return your ballot, by registered mail or in person, to the office of the CEO and General Director of VimpelCom, located at 10, building 14, Ulitsa 8 Marta, Moscow 127083, Russian Federation, Monday through Friday, from 9:30 until 18:00 (Moscow time), so that the Company receives it no later than June 19, 2005. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the AGM, as well as documentation prepared in accordance with Russian law which confirms your authority to vote on behalf of other Shareholders.

Holders of ADSs should return their ballots to The Bank of New York in accordance with its instructions no later than 12:00 p.m. (New York time) on June 20, 2005.

Notice of the results of the Meeting shall be sent to the Shareholders in accordance with the Company’s Charter and Russian law.

This Notice is being sent by order of the Board.

Alexander Izosimov CEO and General Director	Jo Lunder Chairman of the Board

Attachment 1

RUSSIAN ACCOUNTING INFORMATION

Set forth below are the key figures in Russian rubles derived from the accounting balance and profit and loss statement of VimpelCom prepared for 2004 in accordance with Russian statutory accounting principles.

Information on VimpelCom’s Balance Sheet Assets and

Liabilities and Shareholders’ Equity as of December 31, 2004

(prepared in accordance with Russian statutory accounting principles)

ASSETS		LIABILITIES AND SHAREHOLDERS’ EQUITY
(in thousands of rubles)		(in thousands of rubles)

Fixed assets and other non-current assets	56,068,407	Capital and reserves	38,437,101
Current assets	38,702,594	Long-term and short-term liabilities	56,333,900
Balance	94,771,001	Balance	94,771,001

2004 Profit and Loss Statement of VimpelCom

(prepared in accordance with Russian statutory accounting principles)

	REVENUE / PROFIT	EXPENSES / LOSS
	(in thousands of rubles)	(in thousands of rubles)
Proceeds from the sale of goods, products, works and services (net of VAT)	24,283,003
Cost of the sale of goods, products, works, services and other expenditures related to core activities		12,204,593
Profit from sales	12,078,410
Interest accrued and other operational revenues and expenditures	26,665,268	27,534,766
Profit from financial and economic activities	11,208,912
Other non-sale revenues and expenditures	1,795,407	3,281,335
Profit for the reporting period	9,722,984
Profit tax and other allocated funds		2,532,638
Retained earnings of the current period	7,190,346

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Attachment 2

INFORMATION ON THE CANDIDATES TO THE BOARD OF DIRECTORS OF OPEN JOINT STOCK

COMPANY “VIMPEL-COMMUNICATIONS”

Jo O. Lunder has served as Chairman of the board of directors of our Company since October 2003. Since February 2005, Mr. Lunder has served as the Chief Executive Officer of Ementor ASA, a company listed on the Oslo Stock Exchange. From April 2001 until October 2003, Mr. Lunder served as Chief Executive Officer of our Company, and from May 2001 until October 2003 as our General Director. Mr. Lunder has served as a member of the Board of Directors of our Company since May 2002. From September 2000 until April 2001, Mr. Lunder served as our Company’s President and Chief Operating Officer. From May 2000 until September 2000, Mr. Lunder served as First Deputy Chief Executive Officer and Chief Operating Officer of our Company. From September 1999 until April 2000, Mr. Lunder served as our Chief Operating Officer. From 1993 to August 1999, Mr. Lunder served in various capacities for Telenor and its affiliates, including Chief Operating Officer of Telenor Mobile Communications AS (“Telenor Mobile”). From September 2000 until April 2001, Mr. Lunder served as our company’s President and Chief Operating Officer. Mr. Lunder earned a bachelor’s degree from Oslo Business School and an MBA from Henley Management College in the U.K. He has also completed a Management Training program at IMD in Lausanne, Switzerland.

Mikhail M. Fridman has been a director of our Company since July 2001. Mr. Fridman currently serves as Chairman of the board of directors of OJSC Alfa Bank and as a member of the board of directors of CJSC Trade House “Perekriostok”. Since 1989, Mr. Fridman has taken an active part in the formation of Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Alfa-Eco Holdings Limited and CJSC Trade House “Perekriostok”. In 1988, Mr. Fridman co-founded “Alfa-Foto” cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at “Elektrostal” metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys.

Arve Johansen has been a director of our Company since June 2003. Mr. Johansen currently serves as Senior Executive Vice President of Telenor, a position that he has held since 1989. Mr. Johansen is Vice Chairman of the board of directors of COSMOTE (Greece) and is a member of the boards of directors of DTAC, DiGi.Com, Wireless Matrix Corp. and Eltelc. Mr. Johansen held various positions before joining the Telenor Group in 1989, including Chief Executive Officer and a member of the corporate board of Telia-Telenor Mobile in 1999, Chief Executive Officer of Telenor International AS from 1995 to 1998, Vice President of Norsk Telekom AS from 1993 to 1994 and Vice President of TBK AS (Telenor Business Communications) from 1989 to 1992. From 1985 until 1988, Mr. Johansen served as Vice President of Ericsson (Norway), responsible for the sale and delivery of large specialized telecommunications systems to customers worldwide. Mr. Johansen received a M.S. degree in telecommunications from the Norwegian Institute of Technology and completed the Program for Management Development at Harvard Business School.

Pavel V. Kulikov has been a director of our Company since May 2002. Mr. Kulikov currently serves as Managing Director of LLC “Alfa Telecom” since December 2004. From April until December 2004, he served as the General Director of LLC “Alfa Telecom”, and from 2000 until April 2004 he served as General Director of LLC Alfa-Eco Telecom. Mr. Kulikov is also a member of the board of directors of our wholly-owned subsidiary, KB Impuls. From 1998 until 2000, Mr. Kulikov served as Deputy General Director of JSC Moscow Black Iron Casting Factory. From 1997 until 1998, Mr. Kulikov served as Deputy General Director of CJSC “MSS-Start,” which is now a wholly-owned subsidiary of our Company and a retail dealer for mobile telecommunications companies in the Moscow license area. Mr. Kulikov graduated from Moscow State University and is currently doing postgraduate research at the Moscow State University.

Alexey M. Reznikovich has served as a director of our Company since May 2002. He currently serves as a member of the boards of directors CJSC Trade House “Perekriostok”, LLC “Alfa Telecom”, venture funds “Russian Technologies” and “Alfa-Eco”. Mr. Reznikovich was the General Director and a member of the boards of directors of “CafeMax” and “EMAX” from February 2001 until December 2002. From May 1993 to August 2000, Mr. Reznikovich was a partner at McKinsey & Co. Before joining McKinsey & Co., Mr. Reznikovich worked at Procter & Gamble (Italy) and Transworld (USA). Mr. Reznikovich graduated from the Economics Faculty of Moscow State University and received an MBA from Georgetown University/INSEAD University in France.

Alex Sozonoff has served as a director of our Company since June 2003. Mr. Sozonoff currently serves as member of the boards of directors of Stonesoft OY (Helsinki), European Wholesale Group, Ltd. (Switzerland), Hewlett-Packard Finland and Baltics, Global Beach, and F-Secure Corp. Mr. Sozonoff held various positions at Hewlett-Packard for 35 years, retiring in January 2001. He continues to serve as the Senior Advisor to the Chief Executive Officer of Hewlett-Packard. Immediately prior to his retirement, Mr. Sozonoff served as Vice President of Customer Advocacy, responsible for raising Hewlett-Packard’s overall skill in the area of relationship management. In addition, he was responsible for the Total Customer Experience for the Business Customer Organization. In 1997, he was named “Executive of the Year” by the North American Account Management Association. Mr. Sozonoff received a bachelor’s degree in economics from the University of Tennessee and a degree from the Nijenrode University in Breukelen, Netherlands. He graduated from the Wharton Management Program in 1995.

Terje Thon has been a director of our Company since January 1999. Mr. Thon currently serves as the Chairman of the boards of directors of Norwegian Air Ambulance, Tandberg Data ASA, Telenor Satellite Services AS and Bravida ASA. Mr. Thon also serves as Vice Chairman of the board of directors of Aker University Hospital and serves as member of the boards of directors of ProAct IT Group AB, the Norwegian newspaper Dagbladet AS and Birdstep Technology ASA. From November 1994 until October 2000, Mr. Thon served as Senior Executive Vice President of Telenor AS, with responsibility for Telenor’s international activities. Previously, Mr. Thon served as Deputy Managing Director of Norsk Telekom and Managing Director of TBK AS. Prior to joining Telenor, Mr. Thon held senior management positions in the former Norwegian telecommunications group EB AS, which subsequently merged into the ABB group, and the Norwegian companies ASV and NVE. Mr. Thon received a M.S. degree from the Norwegian Technical University and completed the Program for Management Development at Harvard Business School.

Henrik Torgersen has been a director of our Company since January 1999. Mr. Torgersen currently serves as Executive Vice President of Telenor, a position that he has held since July 2000. He has also served as President of Telenor East Invest AS and Regional Director of Telenor responsible for operations in Russia and the CIS countries since November 1998. He joined Telenor as a Senior Vice President in August 1998. Prior to joining Telenor, Mr. Torgersen was an Associate Partner at Andersen Consulting (now Accenture) in the area of electronic commerce. From 1992 to 1998, he worked with Andersen Consulting and was responsible for building and running its Foundation Software Organization in Northern Europe. Mr. Torgersen has more than 15 years of experience as an executive in the information technology industry and worked for eight years with IBM. He holds a master’s degree in electrical engineering and cybernetics from the Technical University of Norway and has completed a Management Training program at IMD in Lausanne, Switzerland.

Natalia S. Tsukanova has served as a director of our Company since June 2003. Ms. Tsukanova has served as Vice President of J.P. Morgan since 1997, with responsibility for mergers and acquisitions in the area of natural resources. Prior to joining J.P. Morgan, Ms. Tsukanova worked for the State Property Management Committee of the Russian Federation and for Boston Consulting Group in London and Moscow. Ms. Tsukanova holds a Ph.D. and M.A. degree in economics from Moscow State University and Harvard and an MBA with honors from INSEAD University in France.

Fridtjof Rusten currently serves as Senior Vice President of Telenor International Mobile, a position that he has held since January 2003. He is also serving as Chairman of Telenor East Invest AS and Telenor Russia AS. He joined Telenor as a Vice President for New Business in January 2000. Prior to joining Telenor, Mr. Rusten served in various capacities at Saga Petroleum AS, focusing on international investments, business development, strategy and M&A. He holds a master’s degree in industrial economics from the Norwegian University of Technology and Science.

David J. Haines currently serves as Chief Executive Officer in GROHE Water Technology, a position that he has held since 2004. Mr. Haines also serves as a Non-Executive Director in Camelot Group Plc and D2-Vodafone Deutschland GmbH, and as a Director in F.I.A. Formula I Commission. Prior to joining GROHE Water Technology, from 2000 until 2004, he served as Global Marketing Director and Global Brand and Accounts Director at Vodafone Group Plc. From 1998 until 2000, Mr. Haines served as Deputy Division President in the Coca-Cola Company. From 1989-1998, Mr. Haines held various positions at Mars Incorporated in Europe, including Moscow. From 1985-1989, Mr. Haines held various positions at Unilever, with the most senior position being European Marketing Manager. He holds a BA First Class Honours of Greenwich, London, U.K.

Peter Watson currently serves as President and CEO of the Dwight Group. From May 2001 until February 2005, Dr. Watson served as the Chairman, President and CEO of the U.S. Overseas Private Investment Corporation. From September 1996 until May 2001, he was Counsel to Pillsbury Winthrop LLP, a US law firm, advising on international business and trade policy matters. He concurrently served as Senior Advisor to Armitage Associates, L.C. From June 1994 until June 1996, Dr. Watson served as Chairman of the U.S. International Trade Commission, and from November 1989 until September 1991, as the Director of Asian Affairs at the National Security Council at the U.S. White House. Dr. Watson remains a Visiting Professor at St. Peter’s College, Oxford University, at its Annual International Business Programme and was recently elected to the board of directors of the Fluor Corporation. He is also on the Board of Visitors for the Peter F. Drucker Graduate School of Management at Claremont Graduate University, and the Friends of Auckland University. Previously, Dr. Watson served as a Member of the Board of Trustees of the Woodrow Wilson International Center for Scholars. In addition, he is a Distinguished Lecturer in the adjunct faculty of Georgetown University’s McDonough School of Business, and serves as an Advisory Board Member for Georgetown University’s Journal of International Law. Dr. Watson holds L.L.M. and Doctoral degrees in International Economic Relations from McGill University, and an L.L.B. from Auckland University Law School. Dr. Watson has published several articles and books on international business and trade law. On January 1, 2002, Queen Elizabeth II awarded Dr. Watson with the decoration as an Officer of the New Zealand Order of Merit (ONZM).

Attachment 3

PROCEDURAL REGULATIONS OF THE BOARD OF DIRECTORS

OPEN JOINT STOCK COMPANY VIMPEL-COMMUNICATIONS

The following is the text of the Procedural Regulations of the Board of Directors of Open Joint Stock Company “Vimpel-Communications”.

Pursuant to Article 9.2.19 of VimpelCom’s Charter (the “Charter”), the following procedural regulations are adopted by the Shareholders’ General Meeting as a supplement to the provisions applicable to the Board of Directors (the “Board”) as set forth in the Charter.

1. Annual Budget and Business Plan.

The “annual budget...and the business plan” to be approved by the Board pursuant to Article 10.5.19 of the Charter shall include, but not be limited to, (a) revenues, (b) expenditures, (c) a profit and business plan (which shall include all planned current expenditures, investments and expenditures for new types of activities), as well as any changes thereto or any expenditures beyond the levels stated therein (taking into account the allowed variances provided for therein). The Finance Committee shall review the annual budget and business plan prior to the submission of the same to the Board and shall present its recommendations with respect to the same to the Board.

2. Procedure for Approving Issues Related to Off-Shore Subsidiaries and Subsidiaries which hold Telecommunications Licenses.

Whereas, in accordance with the Charter, the competence of the Board includes “matters of general management of the Company’s activities except those matters within the competence of the Shareholders’ General Meeting” (Article 10.5 of the Charter), and

Whereas, issues of general management include

(i) the appointment and dismissal of managing directors or members of the Board of Directors of VimpelCom Finance B.V. or any direct or indirect foreign subsidiary, and any direct or indirect subsidiary which holds licenses for the provision of GSM 900/1800 service or other cellular communications services (collectively, and individually, “Subsidiaries” and “Subsidiary”); and

(ii) other matters requiring the vote of VimpelCom as a shareholder, managing director or director of any such Subsidiary (clauses (i) and (ii) are referred to as the “Subsidiary Issues”).

The Subsidiary Issues shall require the affirmative vote of at least eighty percent (80%) of all of the members of the Board.

3. Voting Requirement to Approve a Decision to De-list the Company’s American Depositary Receipts.

An affirmative vote of at least eighty percent (80%) of all of the members of the Board shall be required to approve the decision to de-list the Company’s American Depositary Shares.

4. Voting Requirement to Approve the Confirmation of the Chief Executive Officer/General Director of the Company.

The affirmative vote of at least eighty percent (80%) of all of the members of the Board shall be required to confirm the Chief Executive Officer/General Director of the Company on an annual basis.

5. Subscriber Policy.

Any changes to the Company’s policy, applicable to the Company and each of its Subsidiaries with respect to the determination of the number of subscribers and the definition of a subscriber shall be approved by an affirmative vote of at least eighty percent (80%) of all of the members of the Board if such changes have an effect on the reporting of subscriber information.

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6. Audit Commission

In the event that any shareholder that owns at least 25% plus 1 voting share of the Company’s stock does not nominate a candidate for election to the Audit Commission of the Company, the secretary of the Board shall contact such shareholder and, upon receipt of information regarding a nominee of such shareholder, shall nominate for election to the Audit Commission of the Company such representative of such shareholder to the extent the Board has such authority under applicable law.

Approved by the Shareholders’ General Meeting Protocol No. 36, dated June 22, 2005 (superseding and replacing the Procedural Regulations approved by the Board of Directors on May 30, 2001; December 1, 1999; on April 13, 2000; May 26, 2000; July 25, 2000 and May 15, 2002).

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Attachment 4

INFORMATION ON THE CANDIDATES TO THE AUDIT COMMISSION

Alexander Gersh has been a member of our audit commission since June 2003 and the Chairman of our Audit Commission since 2004. Since January 2005, Mr. Gersh has served as Chief Financial Officer of NDS Group plc, a provider of technology solutions for digital pay-TV. He previously served as Chief Financial Officer of FLAG Telecom, NextiraOne LLC and Transora. From 1998 through 2001, Mr. Gersh was Chief Financial Officer of BT Cellnet, a subsidiary of British Telecommunications Plc, which is one of the largest cellular service providers in Europe and Chief Financial Officer of BT Europe for British Telecommunications Plc. From 1994 through 1997, Mr. Gersh served as Finance Director for Europe, the Middle East and Africa and Chief Financial Officer of St. Petersburg Telecom, a subsidiary of Motorola, Inc. Mr. Gersh is a member of the Institute of Certified Public Accountants. Mr. Gersh graduated with a B.A. from Baruch College (City University of New York).

Nigel J. Robinson has been a member of our audit commission since July 2001. Mr. Robinson currently serves as the Director of Corporate Development Finance and Control of Alfa Group, a position that he has held since January 2000. Mr. Robinson is responsible for overseeing the financial control and corporate governance structures of Alfa Group’s holding company and its subsidiary structures. Mr. Robinson serves on the supervisory boards of the Consortium Alfa Group, Alfa Eco Group and Alfa Telecom. He also is a member of the supervisory board of venture fund “Russian Technologies”. Prior to joining Alfa Group, Mr. Robinson spent six years with Price Waterhouse (now PricewaterhouseCoopers) in the firm’s audit and business advisory group, four of which were in the firm’s Moscow office and two years as a senior manager responsible in the firm’s St. Petersburg office. Mr. Robinson trained and qualified as a Chartered Accountant with Touche Ross, London, U.K., and is a member of the Institute of Chartered Accountants in England and Wales. Mr. Robinson received a diploma in accounting from Norwich City College of Further and Higher Education in the United Kingdom.

Halvor Bru has been holding various positions at Telenor since 1994 and he currently serves as Project Director for the Sarbanes Oxley Project. Previous positions in Telenor include 8 years as CFO for Telenor Mobil AS, 1 year as CFO for Connect Austria and 1 year as director in Telenor Mobile’s product/marketing division. In 1999 - 2004 Halvor Bru was Chairman of the Board of Directors in Telenor’s operation in Montenegro (Pro Monte). Before joining Telenor, he worked 10 years with the major Norwegian maritime/industrial group Aker / Kvaerner and 4 years with the Lillehammer Olympic Organizing Committee (LOOC). He holds a master’s degree in economics from the Norwegian School of Economics and Business Administration - NHH (1980) with supplementary training at University of Cambridge (1981) and University of Marseille (1982).

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Attachment 5

BASIS FOR CONDITIONS AND PROCEDURE OF

MERGER OF EXTEL, SOTOVAYA COMPANY, STAVTELESOT,

VZT, ORENSOT, BL SAMARA, AND DTI INTO VIMPELCOM

Basis: While the existing VimpelCom Group structure has served the group well, VimpelCom now believes that there are advantages and benefits to be gained from simplifying the group’s overall corporate structure.

Procedure: VimpelCom shall be reorganized on the day on which an entry is made into the State Register regarding the termination of activities of each of the Merging Companies (the “Merger Date”). As of each Merger Date, the Merging Company shall cease to exist as a legal entity, and VimpelCom shall be the legal successor to all rights and obligations of such Merging Company.

All registered common shares of each of the Merging Companies will be cancelled upon completion of such statutory Merger. Because each of the Merging Companies is (or will be at the time of the Merger) a wholly-owned subsidiary of VimpelCom, VimpelCom will not issue any shares of stock in connection with each Merger.

Shareholders of VimpelCom will not have to take any action with respect to their shares of VimpelCom.

For more details, please see the sample form of the Merger Agreements attached hereto as Attachment 6.

Legal Consequences: As a result of each Merger, on each Merger Date, VimpelCom will become the legal successor of the relevant Merging Company, and all rights and obligations of such Merging Company shall be transferred to VimpelCom in accordance with the procedure and upon the terms and conditions set forth in the Merger Agreement and pursuant to the applicable laws of the Russian Federation.

Conditions Precedent to Merger: As indicated in the Merger Agreements, there are a number of conditions precedent to each Merger, including the following:

•	Only with regard to Sotovaya Company – completion of the merger of Open Joint Stock Company “KB Impuls” into VimpelCom, or acquisition by VimpelCom of all shares of Sotovaya Company from Open Joint Stock Company “KB Impuls”, so that VimpelCom becomes the sole shareholder of Sotovaya Company.

•	Only with regard to Orensot – acquisition by VimpelCom of all shares of Orensot from minority shareholders of Orensot, so that VimpelCom becomes the sole shareholder of Orensot.

•	Only with regard to VZT – completion of reorganization of a limited liability company “Vostok-Zapad Telecom” by way of its transformation into closed joint stock company.

•	With regard to all Mergers – approval of the Merger by the general shareholders’ meeting of VimpelCom.

•	With regard to all Mergers – approval of the Merger by Federal Anti-Monopoly Service.

Please note that the particular conditions precedent specified above for Sotovaya Company, Orensot and VZT are provided in the Merger Agreements with these companies and are not set forth in the sample form of the Merger Agreement attached hereto as Attachment 6.

In the process of reorganization of VimpelCom and each of the Merging Companies, the following requirements shall be met:

•	Requirement of Russian law to provide notice to all creditors of VimpelCom and each of the Merging Companies informing them of their right to terminate their agreements with VimpelCom and such Merging Company, and demand immediate performance and/or compensation of damages. (Such notices must also be provided in connection with any reduction of capital, including the reduction of capital due to the cancellation of redeemed shares (see Attachment 7) which will require a separate notice to creditors.) Creditors have thirty (30) days from the date of such notice in which to exercise this right. The definition of “creditor” under Russian law is construed very broadly. Accordingly, there is a risk that VimpelCom and each of the Merging Companies may be required to repay certain outstanding indebtedness or terminate existing contractual arrangements.

•	Requirement of Russian law that Shareholders who vote against, or do not participate in the voting on any of the Items 8-14 of the Agenda of the AGM (approval of each Merger and related Merger Agreements) have the right to demand the redemption of their shares of VimpelCom (see Attachment 7).

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Attachment 6

APPROVED	APPROVED

General Shareholders Meeting of Open Joint Stock Company “Vimpel-Communications” Protocol No. 36 dated June 22, 2005	Sole Shareholder of [ ] Joint Stock Company “[ ]” Resolution dated [ ], 2005

Chairman of the General Meeting	General Director of Open Joint Stock Company “Vimpel-Communications”

MERGER AGREEMENT

BETWEEN

OPEN JOINT STOCK COMPANY

“VIMPEL-COMMUNICATIONS”

AND

[    ] JOINT STOCK COMPANY

“[    ]”

                    , 2005

MOSCOW

This MERGER AGREEMENT (the “Agreement” or “Merger Agreement”) is dated                      and is made by and between

(1) Open Joint Stock Company “Vimpel-Communications” (TIN 7713076301, No. 1027700166636 pursuant to the Unified State Register of Legal Entities), represented by its Chief Executive Officer and General Director A.V. Izosimov, acting on the basis of its charter and decision of the General Shareholders Meeting, Protocol No. [] dated June [    ], 2005 (the “Surviving Company”), and

(2) [    ] Joint Stock Company “[    ]” (TIN [], No. [    ] pursuant to the Unified State Register of Legal Entities), represented by [                    ], acting on the basis of [                    ] and Resolution of the Sole Shareholder dated [    ], 2005 (the “Target Company”) (the Surviving Company and the Target Company are collectively referred to as the “Parties”).

WHEREAS, the Parties conduct similar businesses in the area of cellular communications services,

WHEREAS, the Surviving Company is the Sole Shareholder of the Target Company,

WHEREAS, in view of the similarity of the charter objectives and types of activities of the Parties, and the synergies to be obtained in combining their operations, including the more efficient use of the Parties’ assets, the Parties wish to combine and expand their businesses through the combination of their assets within a single legal entity, it is hereby agreed as follows:

1. Subject of the Agreement

1.1 The Parties hereby agree to effect a reorganization in the form of a merger of the Target Company into the Surviving Company (the “Merger”) as a result of which the Surviving Company will become the legal successor of the Target Company and all rights and obligations of the Target Company shall transfer to the Surviving Company in accordance with the procedure and upon the terms set forth herein and pursuant to the applicable laws of the Russian Federation.

2. General Terms

2.1 In furtherance of this Agreement, the Parties agree to undertake all actions and steps required to effect the Merger in accordance with this Agreement, the applicable laws of the Russian Federation and the foundation documents of the Parties and with the same purpose shall ensure efficient cooperation between the officers, employees, external advisors and other persons authorized by the Parties in connection with the Merger.

2.2 The Surviving Company shall coordinate the Merger procedure and shall render necessary assistance to the Target Company, including in connection with making an entry into the Unified State Register of Legal Entities (“State Register”) regarding the termination of activities of the Target Company. The Surviving Company shall provide for registration of necessary amendments to the Charter of the Surviving Company to reflect the Merger in accordance with the applicable laws of the Russian Federation and this Agreement.

2.3 Each of the Parties shall bear its own costs in connection with the performance of its obligations hereunder.

3. Merger Procedure

3.1 The Surviving Company shall be reorganized on the day on which an entry is made into the State Register regarding the termination of activities of the Target Company (the “Merger Date”). As of the Merger Date, the Target Company shall cease to exist as a legal entity.

3.2 The stages and steps to effect the Merger to be taken by the Surviving Company shall include, without limitation, the following, a number of which (as provided in clauses 3.2.1 and 3.2.2 hereof) have been completed as of the date hereof:

3.2.1	Adoption by the Board of Directors of the Surviving Company of the decisions required to effect the Merger, including, but not limited to:

3.2.1.1	Decisions on matters related to the convocation, preparation and conducting of the annual general shareholders meeting of the Surviving Company (the “Surviving Company GSM”), including provision of information to shareholders of the Surviving Company about their right to demand redemption by the Surviving Company of their shares, the price and procedure for such redemption, and inclusion into the agenda of the Surviving Company GSM of the matters required to make decisions on the Merger, approval of the Merger Agreement, and adoption of any other decisions required to effect the Merger.

3.2.1.2	Decisions on approval of the market values of common registered and convertible type A preferred shares of the Surviving Company on the basis of a report of the independent appraiser for the purposes of determining the prices for redemption of common registered shares and convertible type A preferred shares of the shareholders of the Surviving Company which voted against the Merger or did not participate in the vote on such matter at the Surviving Company GSM and which sent a written notice of such redemption to the Surviving Company within the time period and in accordance with the procedure established by the applicable laws of the Russian Federation.

3.2.1.3	Decision on the granting of powers to the General Director of the Surviving Company and/or to the person duly authorized by the General Director to execute the Resolution of the Sole Shareholder of the Target Company on matters required to effect the Merger on the part of the Target Company.

3.2.2	Approval at the Surviving Company GSM of the decisions required to effect the Merger, including, but not limited to, the following decisions:

3.2.2.1	On the reorganization of the Surviving Company through a statutory merger of the Target Company into the Surviving Company and on the approval of the Merger Agreement between the Surviving Company and the Target Company.

3.2.3	Execution of this Merger Agreement and execution of the transfer act, which constitutes an integral part of this Merger Agreement and a copy of which is attached hereto as Exhibit 1 (the “Transfer Act”).

3.2.4	Notification of the creditors of the Surviving Company of the decision on the Merger within the time period and in accordance with the procedure established by the applicable laws of the Russian Federation.

3.2.5	Redemption by the Surviving Company of the shares of shareholders which voted against the Merger or did not participate in the vote on this matter at the Surviving Company GSM and which sent a written request to effect such redemption to the Surviving Company within the time period and in accordance with the procedure established by the applicable laws of the Russian Federation and cancellation of such shares to be effected as promptly as possible under the applicable laws of the Russian Federation.

3.2.6	Obtaining approval of the Federal Antimonopoly Service of the Merger pursuant to the applicable laws of the Russian Federation.

3.2.7	Convocation and conducting of a joint General Shareholders Meeting of the Surviving Company and the Target Company (the “JGSM”) in accordance with the procedure and within the time period set forth in the Charter of the Surviving Company and the present Agreement.

3.2.8	Making an entry into the State Register on the termination of activities of the Target Company, cancellation of the shares of the Target Company, the state registration of amendments to the Charter of the Surviving Company approved by the JGSM in accordance with the applicable laws of the Russian Federation and this Agreement concerning the decrease of the Charter Capital in connection with the cancellation of shares redeemed by the Surviving Company under clause 3.2.5 hereof (if any) and concerning the succession by the Surviving Company to the rights and obligations of the Target Company and any other amendments necessary to finally effect the Merger.

3.2.9.	Notification to the Federal Service for the Financial Markets of the Russian Federation on the cancellation of all shares of the Target Company.

3.2.10	State registration of amendments to the Charter of the Surviving Company pursuant to the applicable laws of the Russian Federation and this Agreement concerning the decrease of the charter capital, if required as a result of redemption of shares pursuant to articles 75 and 76 of the Joint Stock Company Law.

3.3 The stages and steps to effect the Merger to be taken by the Target Company shall include, without limitation, the following steps, a number of which (as provided in clauses 3.3.1 and 3.3.2 hereof) have been completed as of the date hereof:

3.3.1	Adoption by the Board of Directors of the Target Company of the decisions required to effect the Merger, including, but not limited to:

3.3.1.1	Recommendation to the Sole Shareholder of the Target Company to execute the Resolution of the Sole Shareholder on effectuation of the Merger, approval of the Merger Agreement, approval of the Transfer Act, and other decisions required to effect the Merger.

3.3.1.2.	Decision on approval of the market value of the assets of the Target Company to be transferred to the Surviving Company under the Merger Agreement for the purposes of approval of the Merger Agreement as a major transaction by the Sole Shareholder of the Target Company.

3.3.1.3.	On authorization of the General Director of the Target Company to perform any and all other deeds and acts necessary or desirable with relation to implementation of the Merger.

3.3.2.	Resolution of the Sole Shareholder of the Target Company on the issues required to effect the Merger, including, but not limited to, the following decisions:

3.3.2.1	On approval of the reorganization of the Target Company through the statutory merger of the Target Company into the Surviving Company and on the approval of the Merger Agreement between the Surviving Company and the Target Company.

3.3.2.2	On the approval of the Merger (and the related Merger Agreement between the Target Company and the Surviving Company) as a major transaction.

3.3.2.3.	On approval of the Transfer Act.

3.3.3	Execution of this Merger Agreement and execution of the Transfer Act.

3.3.4	Notification of the creditors of the Target Company of the decision on the Merger within the time period and in accordance with the procedure established by the applicable laws of the Russian Federation.

3.3.5.	Conducting the JGSM in accordance with the procedure and within the time period set forth herein.

4. Joint General Shareholders Meeting

4.1 The Surviving Company and the Target Company shall convene, on the basis of the joint decision of the Board of Directors of the Surviving Company and the Board of Directors of the Target Company, and shall conduct the JGSM in accordance with the procedure set forth by the Charter of the Surviving Company and the applicable laws of the Russian Federation for the convocation and conducting of extraordinary general shareholders meetings. The agenda of the JGSM and other matters relating to the convocation of the JGSM as required by the Charter of the Surviving Company shall be determined by such joint decision of the Board of Directors of the Surviving Company and the Board of Directors of the Target Company, and shall include, but not be limited to, the following decisions:

4.1.1	to decrease the Charter Capital of the Surviving Company in connection with the redemption of shares by the Surviving Company (if any);

4.1.2	to make the following amendments to the Charter of the Surviving Company (substantially in the form attached hereto as Exhibit 2):

4.1.2.1	relating to the decrease of the Charter Capital of the Surviving Company (in case of redemption of shares);

4.1.2.2	relating to the succession by the Surviving Company to the rights and obligations of the Target Company; and

4.1.2.3	other amendments required to effect the Merger.

4.2 The shares of the Surviving Company in respect of which the shareholders of the Surviving Company exercised their redemption right pursuant to articles 75 and 76 of the Law On Joint Stock Companies and which were redeemed shall not have the right to vote at the JGSM.

4.3 The Surviving Company, as the Sole Shareholder of the Target Company, shall not be entitled to vote at the JGSM due to the fact that the shares of the Target Company are not eligible for conversion, but shall be cancelled upon the Merger, as set forth in clause 5 below.

4.4 JGSM shall be valid (quorate) if the persons which in aggregate own over half of the aggregate number of votes which consists of the total number of votes granted by the Surviving Company shares calculated pursuant to clause 4.5 participate in the meeting. Pursuant to clause 4.3 hereof, the shares of the Target Company do not give the right to vote as they are to be cancelled upon Merger and are not taken into account for the purposes of the quorum. In addition, the Surviving Company shares which were put to Surviving Company by the shareholders of the Surviving Company pursuant to articles 75, 76 of the Joint Stock Company Law and which have been redeemed shall not be taken into account for the purposes of determining the quorum.

4.5 Shareholders of the Surviving Company shall vote at the JGSM on all matters on the basis of one share – one vote principle. For the avoidance of doubt, each share of common stock of the Surviving Company gives one vote at the JGSM and each convertible Type A preferred share of the Surviving Company gives one vote at the JGSM.

4.6 The JGSM decisions shall be made by a simple majority vote of the persons participating in the JGSM, except for decision to amend the Charter of the Surviving Company which requires approval of three-fourths of the votes participating in the JGSM.

5. Cancellation of shares

5.1.	As the Target Company is a wholly owned subsidiary of the Surviving Company, the Surviving Company will not issue shares in connection with the Merger and the shares of the Target Company will be cancelled upon Merger. Thus, the shares will not be converted.

5.2.	The shares of the Target Company shall be cancelled in accordance with the applicable laws of the Russian Federation upon making entry on liquidation of the Target Company into the Unified State Register of Legal Entities.

5.3.	All shares of the Surviving Company redeemed pursuant to clause 3.2.5 hereof shall be cancelled upon the Merger pursuant to the laws of the Russian Federation.

6. Succession

6.1 As of the Merger Date, the Surviving Company shall be the legal successor of the Target Company for all its rights and obligations, whether or not the same are reflected in the Transfer Act, in accordance with the applicable laws of the Russian Federation, and shall receive all property and property rights of the Target Company.

6.2 If on the Merger Date any new property, rights or obligations arise as compared to the property, rights and obligations existing as of the moment of execution of the Transfer Act, all such additional property, rights and obligations shall be deemed transferred to the Surviving Company on the Merger Date. If on the Merger Date there are any changes in the property, rights or obligations of the Target Company as compared to the property, rights and obligations reflected in the Transfer Act, such property, rights and obligations shall be transferred to the Surviving Company to the extent existing on the Merger Date.

6.3 The Parties agree and acknowledge that the property, rights and obligations of the Parties may change between the date of this Agreement and the Merger Date due to:

6.3.1	satisfaction by the Surviving Company of the demands to redeem shares as described in this Agreement;

6.3.2	satisfaction of creditors’ demands regarding termination and/or acceleration of performance of the Parties’ obligations in accordance with the applicable laws of the Russian Federation as described in this Agreement;

6.3.3	ordinary course of business of the Surviving Company and the Target Company; and

6.3.4	other changes in the composition of the transferred property, rights and/or obligations.

6.4 Upon the execution of this Agreement, the Parties shall proceed to prepare for the re-registration of the assets, licenses and consents of the Target Company in the name of the Surviving Company, the transfer of the Target Company staff, the deregistration of the Target Company with tax authorities, various funds, and the like and the transfer to the Surviving Company of all certificates, agreements and other documents evidencing the Target Company’s ownership of property, and other documents evidencing the existence and scope of liability, debt and obligations of the Target Company, as well as the transfer of the archives.

6.5 The Parties shall use their best efforts to ensure re-issuance of licenses, permissions, frequency allocations, and any other authorizations required to transfer all primary activities of the Target Company as a cellular communications operator, to the extent such activities are conducted on the Merger Date, to the Surviving Company or to ensure that the Surviving Company shall obtain such new licenses, permissions, frequency allocations, and other authorizations on substantially the same terms.

6.6 Pursuant to applicable labor laws of the Russian Federation, on the Merger Date, employees of the Target Company shall be employed by the Surviving Company subject to their consent.

7. Validity of the Agreement

7.1	This Agreement shall come into force as of its execution.

7.2	This Agreement shall terminate in the following cases:

7.2.1	Federal Antimonopoly Service refuses to issue its consent to the Merger, unless the circumstances resulting in such refusal may be cured.

7.2.2	Bankruptcy proceedings are initiated against either Party prior to the Merger Date in the established manner.

7.2.3	As set forth in article 8 of this Agreement.

7.2.4	The Surviving Company shall cease being the Sole Shareholder of the Target Company for any reason prior to the Merger Date.

7.2.5	In other instances provided for in the applicable laws of the Russian Federation.

7.3 This Agreement may be terminated by agreement of the Parties pursuant to a decision of the Board of the Surviving Company adopted by a simple majority vote of Board members participating in the meeting, and a decision of the Sole Shareholder of the Target Company in the following cases:

7.3.1	The Merger Date has not occurred by December 31, 2007.

7.3.2	In the event of the occurrence or discovery of circumstances which render it impossible or materially impede the achievement of the purposes of this Agreement as set forth in the preamble hereof, including any circumstances evidencing the impossibility of the transfer to the Surviving Company of all primary activities of the Target Company as a cellular communications operator within a reasonable period of time, and without substantial costs and substantial harm to the business of the Surviving Company and the Target Company, including any circumstances which render it impossible or materially impede the performance of provisions in clause 6.5 hereof.

7.4 If for any reason this Agreement is terminated, the shares redeemed by the Surviving Company by the moment of termination of the Agreement (if any) shall not be returned.

8. Force Majeure

8.1 In case of force majeure circumstances, namely, any circumstances precluding full or partial performance by either Party of the terms of this Agreement, including, but not limited to, Acts of God, war, military action, blockade, adoption of regulatory acts by governmental authorities, other action of, or failure to act by, governmental authorities, or other similar events beyond the Parties’ reasonable control, the term of this Agreement shall be extended by the time of duration of such circumstances. If such time period exceeds one year, the Parties shall be released from the obligations relating to the performance hereof unless the Parties agree (as evidenced by a decision of the Board of the Surviving Company adopted by a simple majority vote of the Board members participating in the meeting, and a decision of the Sole Shareholder of the Target Company) to a longer period.

8.2 The Party affected by force majeure circumstances shall give a relevant notice to the other Party within thirty (30) calendar days after the occurrence thereof.

8.3 If the affected Party fails to notify or does not notify in a timely manner the other Party of any force majeure circumstances, provided that the affected Party could reasonably give such notice, such Party shall not be entitled to refer to such force majeure circumstances in case of a default hereunder.

9. Dispute Resolution

9.1 If the Parties fail to reach an agreement on any dispute through negotiations, such dispute shall be settled in court in accordance with the laws of the Russian Federation.

9.2 This Agreement shall be governed by and construed in accordance with the applicable laws of the Russian Federation.

10. Miscellaneous

10.1 This Agreement is executed in 4 (four) counterparts, in Russian and in English, 2 for each of the Parties. In case of any discrepancies between the Russian and English versions hereof the Russian version of this Agreement shall prevail.

10.2 If by virtue of any applicable provisions of Russian laws or a court judgment or a decision adopted by a governmental authority (provided that such judgment or decision remains in force after it is appealed against in the manner established by the applicable laws of the Russian Federation), any of the provisions hereof or the actions taken by the Parties in furtherance thereof, are declared invalid, inconsistent with the laws of the Russian Federation or ineffective for any other legal reason, all the remaining provisions hereof and actions taken by the Parties in furtherance thereof shall not be affected thereby, and this Agreement shall remain in full force and effect with respect to the Parties on the terms provided for herein, without regard to any such invalid provision as if the same were not included herein, unless the invalidity of such provision or actions taken by the Parties in accordance therewith affects the validity of all other provisions and terms of this Agreement and renders the Merger impossible. The provisions of this clause 10.2 shall not apply if any of the provisions set forth in article 7 hereof, or any action of either Party or the Parties hereto taken in furtherance of any of the provisions set forth in article 7 hereof, is invalidated.

10.3 This Agreement shall be performed in such manner so as to observe the rights of shareholders of the Surviving Company and the Target Company granted to them in accordance with applicable laws, foundation documents and documents relating to registration of share issuances of the Surviving Company and the Target Company.

11. Signatures and Details of the Parties:

Open Joint Stock Company
“Vimpel Communications”

A.V. Izosimov
Chief Executive Officer and General Director
SEAL

D.A. Steshchenko
Chief Accountant

[ ] Joint Stock Company
“[ ]”

[ ]
[ ]	SEAL

[ ]
Chief Accountant

Attachment 7

INFORMATION REGARDING YOUR RIGHT TO REQUEST REDEMPTION

Under Russian law, you may have the right to request that we redeem all or part of your shares of VimpelCom’s voting stock. Below is an explanation of how your redemption rights may arise.

1. What triggers your right to request redemption of shares of voting stock (or ADSs)?

Under Russian law, you will be entitled to demand redemption of all or part of your shares of the Company’s voting stock if Shareholders approve Items 8-14 (approval of reorganization of VimpelCom through statutory Merger of each of Extel, Sotovaya Company, StavTeleSot, VZT, Orensot, BL Samara, or DTI into VimpelCom) on the agenda of the AGM.

If you own voting stock on the record date for the AGM (i.e., May 3, 2005), you may exercise your right to demand redemption of all or part of your shares if you:

do not participate in the AGM;

participate in the AGM but do not participate in the voting on any of the Items 8-14; or

vote against any of Items 8-14 on the Agenda.

If you own shares of voting stock as of May 3, 2005 and then transfer all or part of your shares after the AGM but prior to the date of any redemption by us, then the shares that you transfer cannot be redeemed.

2. At what price will we redeem shares of common stock?

We will redeem shares of common stock in rubles (based upon the exchange rate of the Central Bank of the Russian Federation on the day prior to the date of payment) at a price of US$142.20 per share (equal to US$35.55 per ADS), less any withholding tax as required by Russian law. Russian law requires our Board of Directors to include the redemption price in this notice and provides that our Board of Directors should not consider the transactions on the agenda for the AGM when making its price determination of the redemption price.

As required by Russian law, an independent Russian licensed appraiser, Limited Liability Company “Ekonomiko-pravovaya Expertiza”, determined that the redemption price indicated above was equal to the market value of the shares.

3. How many shares can we redeem?

Russian law provides that we may not pay an amount in excess of 10% of our net assets to redeem shares of voting stock. In accordance with Russian law, the book value of our net assets will be calculated on the date of the AGM in accordance with Russian accounting principles. As of March 31, 2005, 10% of our net assets (based on our first quarter internal financial statements prepared in accordance with Russian accounting principles) is approximately 4,081,515,000 rubles which, based on the prevailing ruble/dollar exchange rate set by the Central Bank of the Russian Federation on that date, is approximately US$146,682,000. Accordingly, if the AGM were held today, Russian law would allow us to redeem only approximately 1,031,519 shares of voting stock (equal to approximately 4,126,076 ADSs) at the full redemption price.

If we receive requests to redeem more shares than we are permitted to redeem due to the above indicated restriction, Russian law requires us to redeem shares on a pro rata basis. In this case, we will not redeem fractional shares.

In accordance with Russian law, any shares that are redeemed by us shall be cancelled.

4. What is the procedure for redeeming shares of voting stock?

If you have the right to demand redemption, you may exercise your right by sending written notice within 45 calendar days of the AGM (provided that such notice is received by us no later than August 6, 2005 which is 45 calendar days after the Meeting) to the CEO and General Director of VimpelCom, located at 10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russian Federation. Your notice to us should be sent by registered mail or by hand delivery and must include the following information:

your name;

your residence/location and your mailing address;

the number of shares of voting stock requested to be redeemed; and

your ruble bank account information for payment for redeemed shares.

If you own ADSs, you may exercise your right to demand redemption by sending written notice by 6:00 pm (New York time) on August 6, 2005 to The Bank of New York, Attn: Steven Gilbert and Dorothy Huttner, Reorg. Department, 101 Barclay Street, New York, NY 10286. We recommend that you send your notice to The Bank of New York by registered or certified mail. Your notice to The Bank of New York must include the information indicated above. In addition to sending written notice to The Bank of New York, if you exercise your right to demand redemption, you should make arrangements to return all or a portion of your ADSs to The Bank of New York, whether held in certificated form, book entry or through DTC. If you have any questions about this procedure, you should contact your broker or call Ludmila Leliavskaia at the ADR department at The Bank of New York at +1(212) 815-4493.

VII-1

Upon receipt of notices from shareholders (and from The Bank of New York on behalf of holders of ADSs), we will inform you of the necessary steps to be taken in order to transfer your shares on the share register as required to effect the redemption.

5. How are you paid for shares of voting stock which are redeemed?

In accordance with Russian law, we are required to purchase shares from shareholders who exercise their redemption rights within 30 days after the expiration of the 45-day exercise period (i.e., from August 7, 2005 through September 5, 2005). Under Russian law, we are not permitted to pay for redeemed shares in foreign currency (e.g., U.S. dollars). Accordingly, we will pay for redeemed shares in rubles based upon the exchange rate of the Central Bank of the Russian Federation on the date prior to the date of payment.

For ADS holders, The Bank of New York will endeavor to convert the ruble redemption payments and transfer the U.S. dollar equivalent to the relevant ADS holders.

6. Is there any withholding or other tax on the redemption payment?

If you are a Russian legal entity, the redemption payment is not subject to Russian withholding tax and we will transfer to you the full redemption price of shares, however, profits tax will apply in this case.

If you are a Russian individual and a tax resident for Russian tax purposes, we will be required to withhold personal income tax at a rate of 13% on any capital gain derived by you. In calculating the capital gain subject to income tax withholding, we may decrease the amount of redemption proceeds by the amount of expenses actually incurred by you in purchasing the shares if you are able to provide us with the supporting documentation in a manner sufficient to the Russian tax authorities. You may also apply to the tax authorities for the recalculation of your tax liabilities (and potentially decrease them) with respect to the transaction through your submission of a tax declaration after the end of the year.

If you are a foreign (non-Russian) legal entity without a presence in Russia, we will transfer the full redemption price of shares and will not be required to withhold any tax therefrom.

IF YOU ARE A FOREIGN INDIVIDUAL WHO IS NOT RESIDENT FOR RUSSIAN TAX PURPOSES, WE WILL WITHHOLD INCOME TAX AT THE RATE OF 30% OF THE ENTIRE REDEMPTION PRICE WITHOUT ANY DEDUCTIONS AVAILABLE. However, if the applicable double tax treaty provides for an exemption or a lower tax rate for this type of income, you must present us all of the required documentation for non-withholding of tax or withholding at a lower rate approved by Russian tax authorities. In this case, we will either withhold the tax from the capital gain derived by you at a lower rate or not withhold it at all. If income tax was withheld you may still have the right to apply to the Russian tax authorities for a tax refund.

IF YOU ARE A FOREIGN INDIVIDUAL RESIDENT FOR RUSSIAN TAX PURPOSES, you will need to present documents to us confirming that you are tax resident in Russia. Once we receive such documents, we may withhold personal income tax at the lower rate of 13% on any capital gain derived by you. In calculating the capital gain subject to income tax withholding, we may decrease the amount of redemption proceeds by the amount of expenses actually incurred by you in purchasing the shares if you are able to provide us with the supporting documentation in a manner satisfactory to the Russian tax authorities. You may also apply to the tax authorities for the recalculation of your tax liabilities (and potentially decrease such liabilities) with respect to the transaction through your submission of a tax declaration after the end of the year.

This is not intended to be tax advice and we strongly recommend that you consult your independent tax advisor for specific details regarding withholding or other tax on your redemption payment.

VII-2

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russian Federation

VOTING BALLOT

2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS BASED UPON 2004 RESULTS

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Name of Shareholder:

Number of votes owned by Shareholder:

The 2005 Annual General Meeting of Shareholders Based On 2004 Results (“AGM”) of the Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) will be held on June 22, 2005, at 18:00 (Moscow time) at the following address: 10, Ulitsa 8 Marta, Building 14, Moscow, Russian Federation. The AGM shall be held in the form of a meeting (with voting ballots). Either (a) bring your ballot to the AGM on Wednesday, June 22, 2005 or (b) return your ballot, by registered mail or in person, to the office of the CEO and General Director of VimpelCom, located at 10, Ulitsa 8 Marta, Building 14, Moscow, 127083, Russian Federation, Monday through Friday, from 9:30 until 18:00 (Moscow time), in order to have us receive your ballot no later than on June 19, 2005. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the AGM, as well as documentation prepared in accordance with Russian law, which confirms your authority to vote on behalf of other Shareholders.

Please be advised of the following:

-	the voting person shall have the right to select only one voting option except when voting is effected pursuant to the instructions of persons which acquired the shares after the record date for the AGM, or pursuant to the instructions of holders of ADSs of VimpelCom;

-	if the voting ballot contains more than one voting option, then the fields for indication of the number of votes cast for each voting option, shall show the number of votes cast for a particular option, and the note shall be made that the voting is effected pursuant to the instructions from the buyers of shares which were transferred after the record date for the AGM, and/or pursuant to the instructions of holders of ADSs of VimpelCom;

-	the person voting on the basis of a power of attorney in respect of the shares which were transferred after the record date for the AGM, shall fill out the field for the number of votes opposite the selected voting option, with the number of votes cast for this particular option, and shall make a note that voting is effected on the basis of a power of attorney issued in respect of the shares transferred after the record date for the AGM;

-	if not all the shares have been transferred after the record date for the AGM, the voting person shall fill out the field for the number of votes opposite the selected voting option, with the number of votes cast for this particular option, and shall make a note that part of the shares was transferred after the record date for the AGM. If in respect of the shares transferred after the record date for the AGM, the acquirers of such shares provided their voting instructions, which match the selected voting option, then such votes shall be summed up.

Please refer to the enclosed materials for a more detailed explanation of the items you have been requested below to vote on.

Item 1. Approval of the 2004 VimpelCom Annual Report

Text of the Proposed Decision: “To approve the 2004 VimpelCom Annual Report.”

Vote:	For	Against	Abstained

Item 2. Approval of VimpelCom’s accounting statements, including Profit and Loss Statement for 2004 (prepared in accordance with Russian statutory accounting principles)

Text of the Proposed Decision: “To approve VimpelCom’s 2004 accounting statements, including profit and loss statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza, LLC.”

Vote:	For	Against	Abstained

Item 3. Allocation of profits and losses resulting from 2004 operations including non-payment of dividends to holders of common registered shares and payment of dividends to holders of preferred registered shares of type A

Text of the Proposed Decision: “To not pay annual dividends to holders of common registered shares based on 2004 results; to pay annual dividends to holders of preferred registered shares of Type A based on 2004 results in the amount of 0.1 kopeck per share within 60 days from the date of the adoption of this decision; and to invest the remaining profits resulting from 2004 operating results into the business.”

Vote:	For	Against	Abstained

Item 4. Election of the Board of Directors

Number of votes under cumulative voting:

Text of the Proposed Decision: “To elect the following members to the Board of Directors:                                 .”

Vote:

Name of nominee proposed to be elected to the Board of Directors	Number of votes cast for each nominee
1. Mikhail M. Fridman
2. Arve Johansen
3. Pavel V. Kulikov
4. Jo Lunder
5. Alexey M. Reznikovich
6. Alex Sozonoff
7. Terje Thon
8. Henrik Torgersen
9. Natalia Tsukanova
10. Peter Watson
11. David J. Haines
12. Fridtjof Rusten

Note: Information on the nominees to the Board is attached to the Notice to Shareholders as Attachment 2. The election of the Board is conducted by cumulative voting, which allows proportionate representation of Shareholders on the Board. Each Shareholder should multiply the number of voting shares that it holds by 9 (the number of directors to be elected to the Board out of the 12 nominated candidates) and either allocate all of these votes to one nominee or distribute this total number of votes among 2 or more of the nominees proposed to be elected to the Board. Each Shareholder should vote on this Item 4 by writing the number of votes allocated to each of the nominees selected by him in the appropriate box, provided that the sum of votes given to the nominees selected by the Shareholder may not exceed the total number of votes at such Shareholder’s disposal on this Item 4. A fractional portion of a vote that resulted from multiplying the number of votes held by a holder of a fractional share by the number of persons to be elected to the Board may be cast for one candidate only.

Item 5. Approval of the amended and restated Procedural Regulations of the Board of Directors

Text of the Proposed Decision: “To approve the amended and restated Procedural Regulations of the Board of Directors.”

Vote:	For	Against	Abstained

Item 6. Election of the Audit Commission

Text of the Proposed Decision: “To elect the following individuals to the Audit Commission: Alexander Gersh, Halvor Bru and Nigel Robinson.”

Vote:	For	Against	Abstained

Item 7. Approval of external auditors

Text of the Proposed Decision: “To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company’s U.S. GAAP accounts and the firm Rosexpertiza, LLC as the auditor of the Company’s accounts prepared in accordance with

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Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2005 results.”

Vote:	For	Against	Abstained

Item 8. Approval of reorganization of VimpelCom through statutory merger of CJSC “Extel” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “Extel”

Text of the Proposed Decision: “To approve the reorganization of VimpelCom through the statutory merger of CJSC “Extel” into VimpelCom and to approve the Merger Agreement between VimpelCom and CJSC “Extel”.”

Vote:	For	Against	Abstained

Item 9. Approval of reorganization of VimpelCom through statutory merger of CJSC “Sotovaya Company” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “Sotovaya Company”

Text of the Proposed Decision: “To approve the reorganization of VimpelCom through the statutory merger of CJSC “Sotovaya Company” into VimpelCom and to approve the Merger Agreement between VimpelCom and CJSC “Sotovaya Company”.”

Vote:	For	Against	Abstained

Item 10. Approval of reorganization of VimpelCom through statutory merger of CJSC “StavTeleSot” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “StavTeleSot”

Text of the Proposed Decision: “To approve the reorganization of VimpelCom through the statutory merger of CJSC “StavTeleSot” into VimpelCom and to approve the Merger Agreement between VimpelCom and CJSC “StavTeleSot”

Vote:	For	Against	Abstained

Item 11. Approval of reorganization of VimpelCom through statutory merger of CJSC “Vostok-Zapad Telecom” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “Vostok-Zapad Telecom”

Text of the Proposed Decision: “To approve the reorganization of VimpelCom through the statutory merger of CJSC “Vostok-Zapad Telecom” into VimpelCom and to approve the Merger Agreement between VimpelCom and CJSC “Vostok-Zapad Telecom”.”

Vote:	For	Against	Abstained

Item 12. Approval of reorganization of VimpelCom through statutory merger of OJSC “Orensot” into VimpelCom and of the Merger Agreement between VimpelCom and OJSC “Orensot”

Text of the Proposed Decision: “To approve the reorganization of VimpelCom through the statutory merger of OJSC “Orensot” into VimpelCom and to approve the Merger Agreement between VimpelCom and OJSC “Orensot”.”

Vote:	For	Against	Abstained

Item 13. Approval of reorganization of VimpelCom through statutory merger of OJSC “Beeline-Samara” into VimpelCom and of the Merger Agreement between VimpelCom and OJSC “Beeline-Samara”

Text of the Proposed Decision: “To approve the reorganization of VimpelCom through the statutory merger of OJSC “Beeline-Samara” into VimpelCom and to approve the Merger Agreement between VimpelCom and OJSC “Beeline-Samara”.”

Vote:	For	Against	Abstained

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Item 14. Approval of reorganization of VimpelCom through statutory merger of OJSC “Dal Telecom International” into VimpelCom and of the Merger Agreement between VimpelCom and OJSC “Dal Telecom International”

Text of the Proposed Decision: “To approve the reorganization of VimpelCom through the statutory merger of OJSC “Dal Telecom International” into VimpelCom and to approve the Merger Agreement between VimpelCom and OJSC “Dal Telecom International”.”

Vote:	For	Against	Abstained

Signature of the Shareholder:

Date:

This original ballot must be signed and dated by the Shareholder.

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